

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2023

Lei Zhang
Co-Chief Executive Officer
Cheche Group Inc.
8/F, Desheng Hopson Fortune Plaza
13-1 Deshengmenwai Avenue
Xicheng District, Beijing 100088, China

> **Re: Cheche Group Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed December 15, 2023**
> **File No. 333-274806**

Dear Lei Zhang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 18, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. We note your disclosure in several places throughout your prospectus that "[you] are not required to complete the CSRC filing procedures and obtain the CSRC approval under the Overseas Listing Trial Measures in connection with the sale of Registered Securities as described in this prospectus, because the sale of Registered Securities does not involve the issuance of new securities of [y]our Company in addition to those previously included in our filing with the CSRC in connection with the Business Combination." It appears that in the future you may issue new securities pursuant to the exercise of warrants. Please revise your disclosure to address the applicability of the Trial Measures to such securities or advise.

Risk Factors, page 17

2.   We note the risk factor on page 47 detailing the risk of non-compliance with the CSRC rules and regulations in connection with future overseas fund-raising activities. Please either include a separately captioned risk factor or revise this risk factor to describe material risks to investors if the CSRC approval is required for this resale registration statement, but you do not obtain such approval. In addition, update your disclosure on the cover page and page 9 accordingly.

Exhibits

3.   Please have counsel revise the legality opinion filed as Exhibit 5.1 to opine that the warrants are binding obligations of the company. For guidance, refer to Section II.B.1.f of the Staff Legal Bulletin No. 19.

    Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Dan Ouyang, Esq.